Section 302 Certifications

I, Clifford T. Davis, Chief Executive Officer of Nevsun Resources Ltd. certify that:

1.	I have reviewed this annual report on Form 40-F of Nevsun Resources Ltd.

2.	Based on my knowledge, this report does not contain any untrue statement of a material factor omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

Dated: January 10, 2013

By:	/s/ Clifford T. Davis

Name: Clifford T. Davis Title: Chief Executive Officer